SECURITIE 05036519
V

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 2 4 2005 WASH., D.C. SECTION

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SEC FILE NUMBER
8-065369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.K. Riley Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 - 3rd Avenue, Suite 5300
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward K. Riley 206-832-1520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

1001 - 4th Avenue, Suite 2900 (Address) Seattle (City) WA (State) 98154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward K. Riley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.K. Riley Investments, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
KIMBERLY ANN FERRY
MY COMMISSION EXPIRES
OCTOBER 10, 2007

Edward K Riley
Signature

CEO
Title

Kimberly Ann Ferry
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
E. K. Riley Investments, LLC

We have audited the accompanying statement of financial condition of E. K. Riley Investments, LLC (a wholly owned subsidiary of E. K. Riley & Company, Inc.) as of December 31, 2004, and the related statements of income, member's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of E. K. Riley Investments, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
January 24, 2005

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

E. K. RILEY INVESTMENTS, LLC

(a wholly owned subsidiary of E. K. Riley & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS	
Cash	$ 57,828
Deposits with clearing organization and others	141,260
Receivable from clearing organization	1,975,588
Receivable from customers	3,746
Securities owned, at market value	8,632,437
Other assets	154,180
Property and equipment, net	183,550
	$ 11,148,589
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Payable to clearing organization	$ 4,910,397
Securities sold, not yet purchased, at market value	3,776,625
Accounts payable and accrued liabilities	234,968
	8,921,990
COMMITMENTS AND CONTINGENT LIABILITIES (Notes 6 and 9)	
Subordinated note	500,000
MEMBER'S EQUITY	
Contributed capital	515,998
Accumulated earnings	1,210,601
	1,726,599
	$ 11,148,589

See accompanying notes.

E. K. RILEY INVESTMENTS, LLC

(a wholly owned subsidiary of E. K. Riley & Company, Inc.)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commissions	$ 277,613
Net gains from trading securities	4,660,585
Interest and dividend	455,621
Other	107,099
	5,500,918
EXPENSES	
Employee compensation and benefits	3,393,176
Brokerage, exchange and clearance fees	446,063
Communications and data processing	179,053
Interest	27,549
Occupancy	542,508
Other	529,310
	5,117,659
NET INCOME	$ 383,259

See accompanying notes.

E. K. RILEY INVESTMENTS, LLC
(a wholly owned subsidiary of E. K. Riley & Company, Inc.)
STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Contributed Capital	Accumulated Earnings	Total
BALANCE, December 31, 2003	$ 515,998	$ 1,027,342	$ 1,543,340
Distributions	-	(200,000)	(200,000)
Net income	-	383,259	383,259
BALANCE, December 31, 2004	$ 515,998	$ 1,210,601	$ 1,726,599

E. K. RILEY INVESTMENTS, LLC

(a wholly owned subsidiary of E. K. Riley & Company, Inc.)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEAR ENDED DECEMBER 31, 2004

SUBORDINATED BORROWINGS, at January 1, 2004	$	-
Subordinated note issued		500,000
SUBORDINATED BORROWINGS, at December 31, 2004	$	500,000

See accompanying notes.

E. K. RILEY INVESTMENTS, LLC
(a wholly owned subsidiary of E. K. Riley & Company, Inc.)

STATEMENT OF CASH FLOWS

DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 383,259
Adjustment to reconcile net earnings to net cash provided by (used in) operating activities:	
Depreciation and amortization expense	47,898
Changes in assets and liabilities:	
Deposits with clearing organization and others	(3,317)
Receivable from customers	29,276
Securities owned	(1,188,586)
Other assets	(23,782)
Accounts payable and accrued liabilities	(113,194)
Securities sold, not yet purchased	2,299,539
Payable to clearing organization	(1,848,702)
Net cash used by operating activities	(417,609)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(27,376)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution to member	(200,000)
Subordinated note	500,000
Net cash provided by financing activities	300,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(144,985)
CASH	
Beginning of year	202,813
End of year	$ 57,828
SUPPLEMENTAL INFORMATION	
Cash paid during the year for interest	$ 27,549

See accompanying notes.

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of Business - E. K. Riley Investments, LLC (the Company), a wholly owned subsidiary of E. K. Riley & Company, Inc. (the Parent), is a Washington company and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Security Dealers (NASD). The Company is engaged primarily in brokerage services of fixed income securities and has offices in Washington, Florida, and Alaska; however, its customers are throughout the United States. It is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), clearing all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer.

Property and Equipment - Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of three to five years, and leasehold improvements are amortized over the life of the lease. Upon disposal of property and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

Fair Value of Financial Instruments - The carrying amounts reflected in the financial statements for cash, receivables, and payables approximate their respective fair values due to the short maturities of these instruments. The fair values of securities owned and securities sold, not yet purchased are recorded primarily on quoted prices for the same or similar instruments. Changes in the market value of these securities are reflected currently in the results of operations for the year.

Security Transactions and Revenue Recognition - As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. Securities transactions and related revenue and receivables are recorded on a trade date basis. Interest and dividend income are recognized during the period earned. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Changes in the value of these securities are reflected currently in the results of operations.

Income Taxes - The Company's taxable income or loss is reported in the consolidated federal income tax returns of the Parent, and therefore, the financial statements include no provision for federal income taxes. The Company files its own state and local tax returns, provisions for which are included in the operating expenses of the Company.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates - In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - The Company maintains its cash balances in one financial institution located in Seattle, Washington, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 2 - Agreement with Clearing Organization

The Company introduces all customer transactions in securities traded on securities markets to Pershing LLC (Pershing) on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss.

In addition to the clearing services provided, the clearing broker also lends money to the Company to finance trading accounts.

Note 3 - Securities Owned

Securities owned and securities sold, but not yet purchased, consist of trading securities at market values at December 31, 2004, as follows:

	Owned	Sold, Not Yet Purchased
Government bonds	$ 8,142,907	$ 3,776,625
Corporate bonds	130,426	-
Municipal bonds	359,104	-
	$ 8,632,437	$ 3,776,625

In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2004 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2004.

Note 4 - Property and Equipment

Property and equipment consists of the following at December 31, 2004:

Computer software	$ 17,571
Computers and equipment	122,558
Furniture and fixtures	103,384
Leasehold improvements	13,281
	256,794
Less accumulated depreciation and amortization	73,244
	$ 183,550

Note 5 - Related Party Transactions

The Company distributes funds to its Parent for income tax obligations that are incurred by the Parent as a result of its ownership in the Company. The state and federal income tax obligations related to the 2004 tax year approximate $4,000 and $130,000, respectively.

Note 6 - Commitments

Operating Leases - The Company leases office space for its corporate headquarters in Seattle under the terms of a non-cancelable operating lease agreement. The Company extended its original lease through June 2008 and added additional space to the lease during 2003. Also, in December 2003, the Company entered into an additional non-cancelable operating sublease with another tenant in its building to rent additional space.

In September 2004, the Company entered into a subsublease for this space with another tenant. The sublease and the subsublease expire in November 2006. Future minimum payments and receipts under these leases and subsublease are as follows:

Fiscal Year Ending	Payments	Receipts	Net
2005	$ 451,719	$ 132,000	$ 319,719
2006	414,047	121,000	293,047
2007	292,880	-	292,880
2008	146,440	-	146,440
	$ 1,305,086	$ 253,000	$ 1,052,086

The Company also has a month-to-month lease agreement for its Boca Raton, Florida and Lake Union, Washington offices. Rental expense for all operating leases amounted to approximately $542,508 for 2004.

Brokerage Fees - In accordance with the Clearing Agreement (the Agreement) the Company entered into with Pershing, the Company pays brokerage fees based upon the number of trade tickets generated and the type of customer. The Company is required to pay a minimum of $7,500 per month for brokerage fees, which are waived for the first nine months of the Agreement. The Agreement expires on September 12, 2005; however, either party may terminate the Agreement upon 90 days' written notice.

Note 7 - Employee Benefit Plan

Effective January 1, 2003, the Company has a 401(k) Profit Sharing and Trust Plan. Under the plan, employees may elect to defer up to 75% of their salary, subject to limitations under the Internal Revenue Code. The Company makes a 100% vested matching contribution equal to 3% of each eligible employee's gross compensation. The Company incurred $15,534 in expense related to this plan as of December 31, 2004.

Note 8 - Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. The Company's required minimum dollar net capital was $250,000 for the year ended December 31, 2004.

The following are the net capital results for the year ended December 31, 2004:

Net capital	$ 1,465,486
Required net capital, aggregate indebtedness method	$ 250,000
Percentage of aggregate indebtedness to net capital	16%

Note 9 - Note Payable

In January 2004, the Company entered into a subordinated loan agreement with a commercial bank to borrow $500,000 for operating purposes. The note carries a variable interest rate and payment in full is due February 2006. The note is secured by the assets of the Company.

The subordinated note is available in computing net capital under the SEC's uniform net capital rule. To the extent the note is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 10 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

E. K. RILEY INVESTMENTS, LLC

(a wholly owned subsidiary of E. K. Riley & Company, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2004

NET CAPITAL		
Total member's equity qualified for net capital		$ 1,726,599
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		500,000
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivables	$ 8,044	
Property and equipment	183,550	
Other assets	195,058	
		386,652
Haircuts on securities:		
Trading and investment securities		374,461
Net capital		$ 1,465,486
AGGREGATED INDEBTEDNESS		
Total liabilities		$ 9,421,990
Less: nonaggregate indebtedness liabilities		9,187,022
Aggregate indebtedness		$ 234,968
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement, aggregate indebtedness method		$ 15,664
Minimum dollar net capital requirement pursuant to Rule 15c3-1		$ 250,000
EXCESS NET CAPITAL		$ 1,215,486

E. K. RILEY INVESTMENTS, LLC

(a wholly owned subsidiary of E. K. Riley & Company, Inc.)

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

E. K. RILEY INVESTMENTS, LLC

(a wholly owned subsidiary of E. K. Riley & Company, Inc.)

SCHEDULE III – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member
E. K. Riley Investments, LLC

In planning and performing our audit of the financial statements of E. K. Riley Investments, LLC for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the member, management, the SEC, the National Association of Securities Dealers and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Moss Adams LLP

Seattle, Washington
January 24, 2005